Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

Registration Statement on Form S-4: 333-228154

The following are excerpts from Univar Inc.’s Third Quarter 2018 Earnings Conference Call on November 6, 2018.

David Jukes, President and CEO

Thank you, David, and good morning, everyone. I’d like to spend some time on our performance in the quarter with the really big news of the period that will significantly accelerate our growth trajectory with the announcements of our agreements to buy Nexeo Solutions. I can’t adequately express my excitement for this deal and the abundance opportunities for growth that will come from it, but more of that later, after Carl and I discuss our third quarter results.

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More importantly, with our transformation plan, we have multiple levers within our control to grow our business and create shareholder value. And our next chapter will provide even more value creation opportunities as we integrate with Nexeo and reap the additional benefits that come with increased scale in our industry.

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As we eagerly look forward to the near-term closing on Nexeo acquisition, unlocking the tremendous growth opportunities it brings, I’d like to outline for you where we stand today against our growth plan and how we intend to move forward.

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But now I’d like to spend some time on that hugely exciting development that we announced in the quarter that brings an extraordinary opportunity for our customers, suppliers, our people and shareholders. In September, we announced the signing of a definitive agreement to acquire Nexeo Solutions, a leading global distributor of chemicals and plastics. This truly synergistic combination will allow us to accelerate and accentuate the transformation of our company by combining our catalogs, our teams of industry experts and our skills sales forces.

We will offer supplier partners the largest sales force in North America. We’ll offer customers the very best service available. We are highly confident that this acquisition will empower us to accelerate the remaining elements of our transformation. Together, we can extend our market reach, accelerate digital innovation to redefine the flow of information between the customer, Univar and our supplier partners and leverage scale throughout our supply chain, systemically improve asset utilization.

With nearly 1,000 chemical and ingredient sellers, we can reach segments of the markets and service customers that we simply couldn’t reach before. This is a powerful combination of benefits that will allow us to accelerate our drive for profitable growth. Since we announced the deal, I’ve spoken to many of our customers, suppliers and investors who share my enthusiasm for the future opportunities that the combined organization will present.

Now many CEOs talk about the synergy opportunities of acquisitions, but this truly is a unique opportunity to have a 1 plus 1 equals 3 combination that ensures we are well positioned to go after the treasure chest of opportunities in this massive and still highly fragmented chemical and ingredients distribution market. We are confident in capturing at least $100 million of net annual operating cost reductions, which is net of these synergies and at least $15 million of annual CapEx savings. These bottom-up synergies were analyzed with a detailed lens on a function-by-function basis. They’re real and achievable.

We did not use broad-based transaction averages, but rather broke down the synergy analysis into more than 10 different functional areas. We revised our savings estimates several times and feel very confident in our ability to achieve them. Since the announcements, we created an Integration Management Office, which is staffed with senior proven executives from both companies and augmented with outside advisers. Transition teams have been formed to ensure a smooth integration in close and synergy capture post-close.

We’re taking the same position that we employed during the due diligence and applying it to integration planning. Our integration planning efforts have three primary goals: Day 1 readiness, value capture and building our new company together utilizing the best of the best from both. Charters are written, detailed time lines have been developed, and we are well positioned for a strong start. We anticipate closing the transaction during the first half of 2019, (inaudible) we receive their approval of both Univar and Nexeo shareholders, receipts of regulatory approvals and satisfaction of other customary conditions.

This acquisition will also accelerate execution against our vision to establish Univar as the digital leader in chemical ingredient distribution, moving from a highly manual company to becoming an agile, digitized, cost and service-efficient enterprise. And we’ve made good progress in digitizing our commercial interface with suppliers and customers in an industry that’s digitally immature.

Our MyUnivar platform is industry-leading, and our customer adoption and utilization is increasing every day. But our underlying systems need upgrading if we are to truly leverage these platforms. By acquiring Nexeo, we will transition our business to Nexeo’s more modern distribution optimized ERP system, and thereby, avoid multiyear, arduous, costly and somewhat risky path to a new ERP system.

With that complete, we will be well positioned to accelerate our digital plans and create sustainable competitive advantage. We will become the number one destination to digital content and commerce in our space, enabling us to enhance the Univar customer experience, making us the easiest to do business with. That will drive increased customer preference and customer loyalty, which in turn will accelerate our profitable growth.

We will likewise deliver a superior supplier experience, providing a low cost of transactions for our supplier partners, unmatched market reach and access to downstream market insights. We’ll provide superior supply chain solutions that act as an extension of their own supply chain. We will automate and digitize our supply chain, decreasing cost per transaction, which will help our total OpEx as a percentage of sales. And we will leverage new access to valuable data and insights to create new services and income streams.

To us, the acquisition looks better every week. I’m being delighted by the warm welcome the deal has received from both organizations and the eagerness of the teams to take two good companies and build one truly great one. It’s an exciting time to be at Univar.

As we look to the future, we are energized by the rich opportunities that lie before us in this massive and highly fragmented chemical industry. The growth of margin expansion opportunities for Univar have not changed nor have the fundamental elements of our strategy. We can and will continue to grow the profitability of our company while simultaneously growing our market share, transforming not only our company, but also our industry. What has changed is the speed at which we can achieve that growth.

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Questions And Answers

Operator

Our next question comes from the line of Robert Koort with Goldman Sachs. Your line is open.

Robert Koort, Analyst

Got it. And then on your Nexeo transaction, how do you handicap? How many of your suppliers may not want to share their distributor with their competitors? In other words, is there going to be meaningful dis-synergy where maybe a supplier chose Nexeo or Univar because one of their competitors was at the other distributor, and so that’s going to create some dis-synergy?

David Jukes, President and CEO

Sure. So I mean a couple of things. I think, firstly, I’ve been really, really encouraged by the reaction from customers and suppliers and I know our people and investors to the Nexeo deal. It really is a transformational deal, which will accelerate our growth. And I think it’s — I’m just so excited for that deal and what it will do for our combined companies. We talked about $100 million in net synergies. We built into that some factors around what the dis-synergies might be from exactly what you said, from suppliers who don’t want to share and/or who have exclusive relationships one or with the other, and there’s going to be some choices either on their part or our part about who we go with.

And overall, what we get is a much, much stronger portfolio, particularly in that home and industrial care business, particularly in the personal care business and particularly in the metal treatment business, which really are value-added businesses where we’ll have a great portfolio of suppliers now and a great offering. And I think that more compelling offering will encourage more suppliers to stay with us than to leave. But we have factored that into our thinking, in that $100 million of net dis-synergies, and there’s nothing I’ve seen so far that would give me any cause for alarm that we’ve got our match wrong.

Carl Lukach, Executive Vice President and CFO

I’ll just add to that.

Robert Koort, Analyst

Great.

Carl Lukach, Executive Vice President and CFO

Bob, it’s Carl. I’ll just add to that. We did that calculation not with some academic average from a consultant. It was bottom up supplier by supplier from both companies, and it was reduced quite a number of times. So we have a good degree of confidence in that factor on this deal.

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Operator

Our next question comes from the line of Laurence Alexander with Jefferies. Your line is open.

Dan Rizzo, Analyst

Hi, guys. It’s Dan Rizzo on for Laurence.

David Jukes, President and CEO

Hi, Dan.

Dan Rizzo, Analyst

How are you?

David Jukes, President and CEO

How are you?

Dan Rizzo, Analyst

I’m good. I’m good. Given the slower-than-expected improvement in win-loss ratio and the destocking headwinds that might left until the end of the year. I mean, what does that mean for the 2019 targets that you guys previously kind of laid out there? Is it still attainable? And is Nexeo part of that?

David Jukes, President and CEO

So yeah, let me address that. I mean, if you remember when we laid out our Investor Day targets, we assumed stable economic growth and no commodity price inflation and small bolt-on acquisitions, so — and really what’s change in May of 2017. On the positive side, we haven’t done small bolt-on. We’ve done a large transformational acquisition. On the downside, we’ve seen the inflation come through. We’ve seen the market, freight market tightness, and now we’re seeing this kind of destocking about patchy softness.

With that said, we continue to aggressively execute on our growth plan. And we see our pathway to deliver 2019 results maybe at the lower end of what we said in our Investor Day targets, but that’s without the Nexeo acquisition. We expect conditions in Canada to normalize, and we expect those new supplier authorizations to flow through and add 2%, 3% to our top line growth.

We expect the U.S. productivity to continue to deliver and to accelerate in that win-loss ratio to feed through as well. We expect margin improvement from mix enrichments, and then we also intend to take steps to further increase our operation — operating efficiency and our productivity in line with those financial targets. So we can still see a pathway to those without Nexeo. If you add Nexeo in, what that means is in May 2017, we talked about being $1 billion EBITDA company. Well now, we can get there faster.

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Operator

Our next question comes from the line of Laurent Favre with Exane. Your line is open.

Laurent Favre, Analyst

Yes. Good morning, guys. Two questions on my side. One is on — kind of back to Canada. Can you remind us how big in a normal year could be in terms of delivered gross profit or gross profits versus what you think it will end up being in 2018? And the related question, I guess, is around the inventory level. I think, David, you said that inventories were not that high and that, therefore, we should assume an okay year for next year. But I’m a bit surprised because earlier this year, I think there was an issue on the weather and basically there was no (inaudible) applied, then you said that the later part of the season didn’t happen.

So I’m surprised by your comment that inventories are low. So that’s the first question. And the second question, I guess, will come on the CapEx reduction. You talked about the $25 million reduction related to the Nexeo, I suppose, IT capabilities. I think in the Nexeo slides, you talked about $15 million of savings around CapEx. So I’m just wondering, should we take the $15 million guidance up from the CapEx synergies on Nexeo? Or is it just that this year is a bit abnormal? Thank you.

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Carl Lukach, Executive Vice President and CFO

On your second question, Laurent, about CapEx. I think the two topics you’re raising are separate. Let’s take first the calendar year 2018 CapEx. We’re reducing that outlook from $115 million, as you said, the $25 million down to $90 million. That’s coming from us stopping inflate projects, ones that have just started to re-inflate. We know we now have a different direction with the Nexeo acquisition.

Laurent Favre, Analyst

And some of them were...

David Jukes, President and CEO

Yes, if you look at what the Cap — the CapEx was done to go on a couple of things. One was continuing to maintain and improve the existing ERP system in the U.S. Clearly, we’ve stopped that right now. We don’t need to do that anymore.

The second piece was then around some continued advancements and enhancements to the digital MyUnivar catalog and we pause that for the moment because what we’re going to have to do is morph that to a new ERP system sometime very soon in — after the close of the deal.

The good news is that the system is the same as Nexeo used already. So morphing it across will be fairly straightforward, but it’s no point building out the functional because some of it can be duplicative with what we’re going to find over there.

So our focus now moves to really taking that platform into the next region it can deliver in, which is EMEA. The great thing about the Nexeo acquisition bolted onto our ERP — our MyUnivar digital platform is not only does it provide customers an easier channel, but it will allow us to reduce our transaction costs and reduce our operating expenses significantly.

And that’s something, which was proving to be difficult and what approved to be difficult on our existing ERP platform in the U.S. So I think the $15 million that we put in there for the savings, the ongoing savings for the synergies, a good chunk of that is around not having as many sites to maintain, not having as many sites to invest in, not necessarily all IT CapEx investments.

Laurent Favre, Analyst

That’s great. Thank you.

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Operator

Our next question comes from the line of Jim Sheehan with SunTrust. Your line is open.

Peter Osterland, Analyst

Good morning. This is Pete Osterland on for Jim. Does Nexeo’s approach to logistics or securing carrier capacity significantly differ from where Univar is currently at? And are there any synergies that could help you with the currently challenging environment in the freight market?

David Jukes, President and CEO

So their approach isn’t significantly different. But what the combined company will have is two things, which will really add to our competitive advantage and make us — make our freight more in our own hands and controllable.

Firstly, we’ll have a greater density of business and greater density of customers through the sites that we have. As we consolidate some of the sites, it will allow a much greater density of customers, so a much greater efficiency from our own fleet.

Secondly, it adds 46% to our existing fleet capacity. So we’re going to get trucks and drivers, which will increase our overall fleet capacity. Right now, we’re working very hard to manage more through our own fleets. And actually, we’re starting to be able to do that to manage more freight to our own fleet. Why? Because it helps us control the uncontrollables. And that’s what we’re really focused on, particularly in this — in challenging freight market; we need to control the controllables better. So, I don’t think they’d do anything very different, but I think the density of customers, the root densities and — for trucks and a truck fleet, nearly half as big as we have already, will really add to our competitive advantage in that space.

Peter Osterland, Analyst

Great, thanks. And then how does the merger impact your strategy around improving your specialty product mix? Are there any areas you could call out where you see revenue growth synergies?

David Jukes, President and CEO

Well, I think that this — the acquisition of Nexeo was entirely in line with our strategy. It fits exactly with our strategy of really improving the quality of our earnings, improving our operational effectiveness and growing in those differentiated chemistries.

Now Nexeo come with some really interesting suppliers that when you combine them with our suppliers give us great strength in terms of product portfolio and a really compelling value proposition for customers, particularly in personal care, particularly now in home and industrial care and its urgency, particularly in metal treatments and finishing, and I think also in the coatings and adhesive space. So it brings a richer portfolio of sellers there — sorry, of catalogs there. It brings more sellers into those, so allows us to reach deeper into those markets. I mean, it can combine our technical capabilities. They have some great lab capabilities that we can combine with ours to really improve the value proposition there as well. So I think it helps massively.

Don’t forget, the combined companies is going to have just under 1,000 sellers in North America, which is going to be the largest sales force of any distributor in this marketplace. That just allows us to prospect for more business, reach in there into parts of the marketplace we couldn’t get to before. After that, then our omni-channel approach with our increased and improved teleselling and telemarketing and digital channels, I think that we can really reach more into the marketplace than we ever could, and that will really help us accelerate sales growth.

But combining those catalogs, combining those sellers, combining that technical and application development lab support really makes us much more compelling supplier into some of those key industry verticals that we focused on.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find it

In connection with the proposed transaction between Univar and Nexeo, Univar has filed a registration statement on Form S-4, that contains a preliminary prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). These materials are not yet final and will be amended. INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo after the registration statement becomes effective. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the definitive prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.